UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 25, 2014

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On March 25, 2014, Fuwei Films (Holdings) Co., Ltd. (the “Company”), issued a press release announcing that the Company has become aware that the fifth public auction by which the Company's controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the "Administration Company") sought to sell control over 6,912,503 (or 52.9%) of its outstanding ordinary shares, resulted in the acceptance of a successful bid. It is learned that the bidder is expected to receive control over 6,912,503 (or 52.9%) of the Company's outstanding ordinary shares at a price of RMB101, 800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share. Additional information regarding the bidder will be disclosed when the information is available.

A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

Exhibits

99.1	Press Release dated March 25, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name:	Xiaoan He
Title:	Chairman, Chief Executive Officer

Dated: March 26, 2014